UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Educational Development Corporation

(Name of Issuer)

Common Stock, $0.20 par value

(Title of Class of Securities)

281479105

(CUSIP Number)

DAVID SANDBERG

RED OAK PARTNERS, LLC

150 E Palmetto Park Road, Suite 800

Boca Raton, FL 33432

(212) 614-8952

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 6, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 281479105

1	NAME OF REPORTING PERSON

The Red Oak Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		88,598
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

88,598
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

88,598
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 281479105

1	NAME OF REPORTING PERSON

The Red Oak Long Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		37,449
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

37,449
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

37,449
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 281479105

1	NAME OF REPORTING PERSON

The Red Oak Institutional Founders Long Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		129,705
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

129,705
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

129,705
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.2%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 281479105

1	NAME OF REPORTING PERSON

Pinnacle Opportunities Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		60,665
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

60,665
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

60,665
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 281479105

1	NAME OF REPORTING PERSON

Pinnacle Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

FLORIDA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		60,665
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

60,665
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

60,665
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP No. 281479105

1	NAME OF REPORTING PERSON

Red Oak Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

FLORIDA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		316,417
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

316,417
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

316,417
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. 281479105

1	NAME OF REPORTING PERSON

David Sandberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		316,417
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

316,417
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

316,417
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP No. 281479105

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2(b) is hereby amended and restated to read as follows:

(b)	The address of the principal business office of each of the Reporting Persons is 150 E Palmetto Park Road, Suite 800, Boca Raton, FL 33432.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The shares of Common Stock purchased by the Funds were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 316,417 shares of Common Stock beneficially owned by the Funds is approximately $3,086,711, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On July 6, 2018, Red Oak Partners announced that it had delivered a letter to the Issuer’s board of directors (the “Board”) to express its intention to oppose the election of the incumbent Class II Board nominees and vote against the proposed management equity incentive plan at the Issuer’s 2018 annual meeting of shareholders (the “Annual Meeting”) scheduled to be held on July 24, 2018. Red Oak Partners called upon the Board in the letter to engage with shareholders to address concerns with the Issuer’s corporate governance practices, stale Board composition and misaligned management incentive plan proposal.

Red Oak Partners also stated in the letter its belief that Board refreshment is necessary due to the seniority and lengthy tenure of current directors and the low percentage of shares owned by Board members and management other than Chairman and CEO Randall White and his son Craig White. Red Oak Partners noted in the letter that the average age of independent directors is 75.5 years; the average tenure is fourteen years; and that there are no term or age limits on directors.

Red Oak Partners cited the Issuer’s poor revenue growth and financial performance in 2018 and stated its belief that the Board’s oversight has been ineffective, with a misallocation of capital and failed IT implementation causing both operational and sales disruption and a financing issue that led to operational disruption and management distraction. The letter further stated Red Oak Partners’ belief that inaccurate disclosures and misleading omissions in the Issuer’s 2018 definitive proxy statement regarding the share ownership of Common Stock held by custodians and record holders demonstrates that the Board and management lack fundamental public company knowledge and experience.

Red Oak Partners further stated in the letter its belief that the Issuer’s 2019 long term incentive stock plan is misaligned with the best interests of shareholders because it proposes to pay executives excessive compensation for underperforming margin and revenue guidance publicly disclosed by the Issuer previously. Red Oak Partners expressed doubts that the Issuer’s incentive plan was developed based on credible comparable analysis or a review of best practices and reserved its right to seek the production of the Issuer’s compensation analysis through a books and records request under Delaware law.

Red Oak Partners stated that, despite several attempts to engage with the Board’s lead independent director John Clerico, Mr. Clerico had not responded, and as a result of the Board’s apparent disregard for reasonable governance and oversight Red Oak Partners intends to vote against the election of the Board’s director nominees, Ron McDaniel and Dr. Kara Gae Neal, and against the approval of the 2019 long term incentive stock plan at the Annual Meeting.

9

CUSIP No. 281479105

Red Oak Partners concluded the letter by urging the Board to postpone the Annual Meeting and inviting the Board to engage with Red Oak Partners as the Issuer’s largest outside shareholder to address significant concerns with governance, executive compensation and Board composition, including the separation of Chairman and CEO roles, updating the Bylaws to reflect current governance best practices and implementing a CEO succession plan. Such steps would, according to Red Oak Partners, bolster the Issuer’s credibility as a public company and its trustworthiness as a value-driven investment in the marketplace.

Red Oak Partners notes that leading proxy advisory firm Institutional Shareholder Services Inc. (“ISS”) has recently issued a report recommending that the Issuer’s shareholders vote against the re-election of incumbent nominees Ron McDaniel and Dr. Kara Gae Neal at the upcoming Annual Meeting.

The foregoing description of the letter does not purport to be complete and is qualified in its entirety by reference to the full text of the letter, which is filed as Exhibit 99.2, and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of shares of Common Stock reported owned by each Reporting Person is based upon 4,090,034 shares outstanding, which is the total number of shares of Common Stock outstanding as of June 18, 2018 as reported in the Issuer’s definitive proxy statement on Form DEF 14A, filed with the Securities and Exchange Commission on June 21, 2018.

A.	Red Oak Fund
(a)	As of the close of business on July 10, 2018, Red Oak Fund directly beneficially owned 88,598 shares of Common Stock.

Percentage: 2.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 88,598
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 88,598

(c)	Red Oak Fund has not entered into any transactions in the shares of Common Stock during the past sixty days.
B.	Red Oak Long Fund
(a)	As of the close of business on July 10, 2018, Red Oak Long Fund directly beneficially owned 37,449 shares of Common Stock.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 37,449
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 37,449

10

CUSIP No. 281479105

(c)	Red Oak Long Fund has not entered into any transactions in the shares of Common Stock during the past sixty days.
C.	Red Oak Founders Fund
(a)	As of the close of business on July 10, 2018, Red Oak Founders Fund directly beneficially owned 129,705 shares of Common Stock.

Percentage: Approximately 3.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 129,705
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 129,705

(c)	Red Oak Founders Fund has not entered into any transactions in the shares of Common Stock during the past sixty days.
D.	Pinnacle Fund
(a)	As of the close of business on July 10, 2018, Pinnacle Fund directly beneficially owned 60,665 shares of Common Stock.

Percentage: Approximately 1.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 60,665
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 60,665

(c)	Pinnacle Fund has not entered into any transactions in the shares of Common Stock during the past sixty days.
E.	Pinnacle Partners
(a)	As of the close of business on July 10, 2018, Pinnacle Partners, as the general partner of Pinnacle Fund, may be deemed to beneficially own the 60,665 shares of Common Stock owned directly by Pinnacle Fund.

Percentage: Approximately 1.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 60,665
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 60,665

(c)	Pinnacle Partners has not entered into any transactions in the shares of Common Stock during the past sixty days.
11

CUSIP No. 281479105

F.	Red Oak Partners
(a)	As of the close of business on July 10, 2018, Red Oak Partners may be deemed to beneficially own 316,417 shares of Common stock. Red Oak Partners, as the general partner of each of Red Oak Fund, Red Oak Long Fund and Red Oak Founders Fund, and controlling member of the general partner of Pinnacle Fund, may be deemed to beneficially own (i) the 88,598 shares of Common Stock held by Red Oak Fund, (ii) the 37,449 shares of Common Stock held by Red Oak Long Fund, (iii) the 129,705 shares of Common Stock held by Red Oak Founders Fund, and (iv) the 60,665 shares of Common Stock held by Pinnacle Fund.

Percentage: Approximately 7.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 316,417
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 316,417

(c)	Red Oak Partners has not entered into any transactions in the shares of Common Stock during the past sixty days.
G.	David Sandberg
(a)	Mr. Sandberg may be deemed to beneficially own 316,417 shares of Common Stock. Mr. Sandberg, as the managing member of Red Oak Partners, may be deemed to beneficially own the shares of Common Stock owned beneficially by Red Oak Partners.

Percentage: Approximately 7.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 316,417
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 316,417

(c)	Mr. Sandberg has not entered into any transactions in the shares of Common Stock during the past sixty days.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the shares of Common Stock reported herein. Each Reporting Person disclaims beneficial ownership of such shares of Common Stock except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.
(e)	Not applicable.
12

CUSIP No. 281479105

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On July 10, 2018, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following Exhibits:

99.1	Joint Filing Agreement by and between The Red Oak Fund, L.P., The Red Oak Long Fund, L.P., The Red Oak Institutional Founders Long Fund, L.P., Pinnacle Opportunities Fund, LP, Pinnacle Capital Partners, LLC, Red Oak Partners, LLC and David Sandberg, dated July 10, 2018.
99.2	Letter to the Board, dated July 3, 2018.

13

CUSIP No. 281479105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 10, 2018

RED OAK PARTNERS, LLC

By:	/s/ David Sandberg
	Name:	David Sandberg
	Title:	Managing Member

THE RED OAK FUND, L.P.

By:	RED OAK PARTNERS, LLC, its general partner

By:	/s/ David Sandberg
	Name:	David Sandberg
	Title:	Managing Member

THE RED OAK INSTITUTIONAL FOUNDERS LOND FUND, L.P.

By:	RED OAK PARTNERS, LLC, its general partner

By:	/s/ David Sandberg
	Name:	David Sandberg
	Title:	Managing Member

THE RED OAK LONG FUND, L.P.

By:	RED OAK PARTNERS, LLC, its general partner

By:	/s/ David Sandberg
	Name:	David Sandberg
	Title:	Managing Member

PINNACLE CAPITAL PARTNERS, LLC

By:	RED OAK PARTNERS, LLC, its controlling member

By:	/s/ David Sandberg
	Name:	David Sandberg
	Title:	Managing Member

14

CUSIP No. 281479105

PINNACLE OPPORTUNITIES FUND, LP

By:	PINNACLE CAPITAL PARTNERS, LLC, its general partner

By:	/s/ David Sandberg
	Name:	David Sandberg
	Title:	Managing Member

By:	/s/ David Sandberg
DAVID SANDBERG

15